[Letterhead of Sutherland Asbill & Brennan LLP]

August 27, 2010

VIA EDGAR

Mr. Kevin C. Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.

Registration Statement on Form N-2 (File No. 333-169061)

filed August 26, 2010

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s universal shelf registration statement on Form N-2 (File No. 333-169061), filed with the Commission on August 26, 2010 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-149894) (the “Rights Offering Registration Statement”), initially filed with the Commission on March 26, 2008 and declared effective, as amended, on May 16, 2008, which Rights Offering Registration Statement related to the Company’s offering of transferable rights to its stockholders of record entitling such rights holders to subscribe for shares of the Company’s common stock, except for (i) revisions reflecting material developments relating to the Company during the fiscal year ended December 31, 2009 and the six months ended June 30, 2010, (ii) information specific to the terms and manner of the securities that may be offered pursuant to the Registration Statement, and (iii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2009 and unaudited interim financial statements and related financial data for the six months ended June 30, 2010, together with disclosure relating thereto.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Kevin C. Rupert

August 27, 2010

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	John J. Mahon